Surface Coatings, Inc.

2010 Industrial Blvd, Suite 605
Rockwall, Texas 75087
(972) 722-7351

September 17, 2008

Ms. Alexandra Ledbetter
Mr. H. Christopher Owings
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

RE:           Surface Coatings, Inc.
Form SB-1/A
File No. 333-145831

Dear Ms. Ledbetter and Mr. Owings:

Following are responses to your comment letter dated July 10, 2008.

General

1. We have changed all references to reflect that they are our belief or opinion (pages 11 and 18 – removed on pages 20 and 21)

Prospectus Summary, page 2
Summary of Financial Data, page 2

2. December 31, 2005 column has been labeled ‘Restated’ (page 2)

Risk Factors

3. A risk factor has been added to address the CPA’s going concern opinion. (page 6)

Description of Business, page 10

4. This section has been revised to indicate the actual geographic distribution of our customers (page 12)

Interest of Management and Others in Certain Transactions, page 24

5. We have clarified the two notes. (page 24)

6. We have expanded to disclose the additional information regarding the Officers loan (page 24)

7. We have identified the related party referred to in Note 3 of our June 30, 2008 financial statements (page 36)

8. The notes payable have been filed as Exhibits.

Financial Statements
Consolidated Statement of Cash Flows, page 4

9. The $6,492 has been moved to the operating activities section as services were rendered in satisfaction of amounts due from shareholder.

Interim Financial Statements

10. An affirmative statement of Management has been included with the interim financials.

Exhibit 10.1
An updated accountant’s consent has been included with this filing

Please let me know if you need any further clarification on any of these answers.

Sincerely,

/s/ Richard Pietrykowski
Richard Pietrykowski
President